Exhibit 14.1

Aura Systems Inc., Code of Ethics

Personal and corporate honesty and integrity have built the character of Aura over the years. Having good character and conducting business in an ethical manner is fundamental to your future growth and progress. Our conduct standards have existed for years, and are generally those expected of employees in any well-managed, ethical business organization. Please feel free to discuss these standards with your supervisor if you have any questions.

Aura expects that each employee will:

- Refrain during the work day from the distribution or use of intoxicants, illegal inhalants, or illicit drugs, or the abuse of legitimate drugs, and will not report to work under the influence of any such use or abuse.
- Not engage in behavior that is illegal, dishonest, or would reflect badly upon Aura.
- Not falsify company records, or knowingly enter incorrect or false data into company forms, electronic files, computer records, etc.
- Comply with instructions of authorized supervisors.
- Use Aura equipment, data, and supplies only for company business and only as authorized by management. This includes company developed or purchased software, internal mail delivery, or voice or electronic mail systems.
- Comply with patents, copyright restrictions or licensing agreements.
- Report to work regularly and on time. If you anticipate being absent, you are expected to notify your supervisor in advance. If you don't know in advance, contact your supervisor at the beginning of each working day you are absent. If your supervisor is unavailable, contact another person in management. Reporting your absence to another employee will not satisfy this requirement.
- Regard all company information, data, and documents as confidential and for company use only, and maintain the confidential nature of all such information and material. Revealing confidential information to an unauthorized person, or using such information in an unauthorized way, is prohibited.
- Not remove company documents, records, stored material, computer printouts, or copies of such material or information from the office without specific permission from management.
- Respect the property of Aura and the personal property of other employees.
- Not engage in insider trading and make no disclosure of, or attempt to profit personally from, privileged or inside information. "Inside information" is material, non-public information about Aura. Passing on this type of information about a company, knowingly or otherwise, may result in criminal liability. Please be careful

when speaking with family, friends, vendors or anyone else to not pass on material, non-public information about Aura.

- Nothing in this policy is intended to alter the "at-will" status of employment with Aura. Either the employee or Aura may terminate the employment relationship at any time, with or without cause and with or without prior notice. Aura reserves its' right to terminate any employment relationship without resort to the above disciplinary procedures.
- Failure to comply with this policy may result in disciplinary action up to and including immediate termination. Any questions about inside information should be directed to our Legal Department.

Aura's vendors and suppliers, their products, personnel, and services are a natural extension of Aura's own resources. It is the responsibility of all employees to work to maintain the good name of Aura, to develop and maintain good relations between Aura and its vendors and suppliers, and to keep in mind that personal contacts form much of the basis for the vendor's and supplier's opinion of Aura.

In personal contacts with vendors and suppliers, each employee represents Aura and should reflect and present the interests and needs of the entire company, setting aside, if need be, a more parochial point of view.

In dealing with outside suppliers and vendors, all employees shall abide by the following policies:

- Avoid the intent and appearance of unethical or uncompromising practice in relationships, actions and communications.
- Demonstrate loyalty to Aura by diligently following the lawful instructions of Aura, using reasonable care and only the authority granted.
- Refrain from any private business or professional activity that would create a conflict between personal interests and the interests of Aura.
- Refrain from soliciting or accepting money, loans, credit, or prejudicial discounts, and the acceptance of gifts, entertainment, favors, or services from present or potential suppliers that might influence, or appear to influence, purchasing decisions.
- Handle information of a confidential or proprietary nature to Aura and/or vendors and suppliers with due care and proper consideration of ethical and legal ramifications and government regulations.
- Promote positive supplier relationships through courtesy and impartiality in all phases of the purchasing cycle.
- Refrain from reciprocal agreements that restrain competition.

- Know and obey the letter and spirit of laws governing the purchasing function and remain alert to the legal ramifications of purchasing decisions.

Any employee not complying with these policies shall be subject to appropriate disciplinary action.